UNfrEOSTATES
SECURITIF 'iASDEXCHANGECOMMISSION
Washington, O.C. 20549

OMS APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2010
Estimated average btJfden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
s-41640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of I934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MMtDO/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STUDENT OPTIONS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Montgomery Street

(No. and Street)

San Francisco (City) --i4 (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT !N REGARD TO THIS REPORT

(Area Code - Telephone: Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report•

Cropper Accountancy

(Namc - (fimlh·idual, slate hist, first, mr1fd/(' m1mt')

2977 Ygnatio Valley Rd #460	Walnut Creek	CA	94598
fAddress)	(Ci1y)	(State)	(Zip Code)

CHECK ONE:

!vlcerrified Publk Accountant

BPublic Accountant

Accountant not resident in Unitc:d States ur any of its possessions.

FOR OFFICIAL USE ONLY

"'Claims for exemption fro11 the requin>menr rlrut rhe annuaf report be covaed by the (}piuion of an il1depe11de1lt public accountant must h' supported by a state11wnt ofj{1d\· and t:ircwnstanas relied 01111s the basis for tire exemption. See Section 240. 17a-5(e)(2)

OATH OR AFFIRMATION

I, Steven Student ________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STUDENT OPTIONS LLC ________________________________, as of December 31 ______________________, 2017____, arc true and correct. I further swear (or_ affirm) that neither lhe company nor any partner, proprietor, principal officer or director ha any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Member

Title

—see A-:HeJ,irn -\...,.

-----N-o-ta_r_y Public c:::::::::

This report ** contains (check all applicable boxes):

- EJ **(a) Facing Page.**
- ☑ **{b} Statement of Financial Condition.**
- ☑ **(c) Statement oflncomc (Loss).**
- ☑ (d) Statement of Changes in financial Condition.
- ☑ (c) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capitaf.
- ☐ (f) Statement **of** Changes **in Liabilities** Subordinated **to Claims of Creditors.**
- ☑ **(g) Computation of Net Capital.**
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule I5c3-3,
- ☐ {i) Information RclaLing to the Possession or **Conlrol** Rcquiremcnls Under Rule 15c3-3.
- ☐ tj) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Ruh:: 15c3-1and the Computation for Determinalion of the Reserve Requirements Under Exhibit A of Ruic 15c3-3.
- O (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of **consolidation.**
- ☑ (I) An Oath or Affirmation.
- ☑ (m) A copy of **the SIPC** Supplemental **Report.**
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions ofconfidnz1ial Jreatmmt ofcerlain portions ofthis Jiling, see section 240. JJ,1-5(e}(3).*

1

California All-Purpose Jurat

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _(o, \.r.... (as\.c-,

Subscribed and sworn to or affirmed before me on the _'Z-"M-¾ay of }e'o<vG<'.:::_),2018

S+eve"' i)Q.v: Suev-. ,

Proved to me on the basis of satisfactory evidence to be the person who appeared before me.

_______________________, Notary Public

ROBERT ISLAS
COMM. #2129064
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
Commission Expires OCT 4, 2019
SSC1

(Seal)

____________ .Additional Optional Information__________ _

Although law does not require the information in this section, ii could prevent fraudulent removal and reattachment of this acknowledgement to an unauthorized document and may prove useful to person(s) relying on the attached document.

DESCRIPTION OF THE ATTACHED DOCUMENTS

o,,+l, of /i,._r Cl,,..._

(Title or description of attached document)

Number of pages____ Document date_____ _

CAPACITY CLAIMED BY SIGNER

0 Individual(s)

0 Corporate Officer

0 Partner(s)

O Attorney-In-Fact

O Trustee(s)

0 Other______ _

STUDENT OPTIONS LLC

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2017

TABLE OF CONTENTS

CR()PPER.
an accountancy corporation
<f r1no PUBLIC ACCOUNTANTS

2700 'igll8C'O 'vailJ:!f flcad, :::'le 270
Walllu1 C'et.4:, CA 9459(!
(925) 93? 3860 fffi)

2977 Ygnat,o Valley Rd PMe 460
V.la 1tl! (:ronk, CA 94S98
f925}4/6-9930 ela,

v1ww: Cf0t){]fJTJCWU!1la11cy, COli I

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Student Options, LLC

Opinion on the t'inancial Statements

Wc have audited the accompanying statement of financial condition of Student Options, LLC as of December 31, 2017, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In ouropinio the financial statements present fairly, in all material respects, the financial position of Student Options, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Student Op1ions. LLC's management. Our responsibility is to express an opinion on Student Options, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Student Options LIJC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included perfomtlng procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond lo those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Ruic 15c3•1 of the Securities and Exchange Commission has been subjected lo audit procedures performed in conjunction with the audit of Student Options, LLC's financial statements. The supplemental infonnation is the responsibility of Student Options, LLC's management. Our audit procedures included determining whether the supplemental infonnation reconciles to the financial statements or the underlying accounting and other nx:ords, as applicable, and performing procedures to test the completeness and accuracy of the infonnation presented in the supplemental information. In fonning our opinion on the supplemental infonnation, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a•5. In our opinion, the Computation of Net Capital Under Rule 15cJ.J of the Securities and Exchange Commission is fairly stated in all material respects. in relation to the financial statements as a whole.

CROPPER ACCOUNTAN PORATION
We have served as Student Options, LLC's auditor since 2017.
Walnut Creek. Califomia
Febniary 27, 2018

STUDENT OPTIONS LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Cash in bank	$5,653,447
Deposits with clearing broker	143,861
Total cash	5,797,308
Receivables	492,462
Fixed assets net of depreciation	107,175
Total assets	$6,396,945

LIAOILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 51,286
Total liabilities	51,286

MEMBERS' EQUITY

Members' equity:	
Members' Equity	6,345,659
Total members' equity	6,345,659
Total liabilities and members' equity	$6,396,945

The accompanying notes are an integral part of these financial statements.

STUDENT OPTIONS LLC
Statement of Income
For the Year Ended December 31, 2017

Revenue	
Fees and commissions earned	$ 3,421,294
Other income	632
Total revenues	3,421,926
Expenses	
Clearing charges	67,548
Payroll and employee benefits	1,303,715
Depreciation	17,739
Telephone and communication	106,879
Regulatory fees	55,863
Professional fees	27,362
Office expense	4,388
Travel and entertainment	27,689
Outside services	255,762
Taxes and licenses	32,591
Meals and entertainment	23,072
Other	39,313
Total expenses	1,961,921
Net income	$ 1,460,005

The accompanying notes are an integral part of these financial statements.

STUDENT OPTIONS LLC
Statement of Changes in Members Capital
For the Year Ended December 31, 2017

Members' Capital		
Beginning of the year	$	6,235,654
Capital contribution		0
Distributions		(1,350,000)
Net income		1,460,005
Balance - December 31, 2017	$	6,345,659

The accompanying notes are an integml part of these financial statements.

STUDENT OPTIONS LLC
Statement of Cash Flows
For the Year Ended
For the Year Ended December 31, 2017

Cash flows from operating activities:	
Net income	1,460,005
Depreciation	17,740
Changes in operating assets and liabilities:	
Increase in commissions receivable	105,964
Increase in clearing brokerage accounts	251,310
Increase in commissions and accounts payable	(11,901)
Net cash provided by operating activities	1,823,118
Financing Activities	
Owners Draw - Capital Distributions	(1,350,000)
Net cash used in financing activities	(1,350,000)
Net increase in cash	473,118
Cash at beginning of year	5,180,329
Cash at end of year	$ 5.653,447

The accompanying notes are an integral part of these financial statements.

I. General lnfmmation and Summary of Significant Accounting Policies

Description of Business

Student Options LLC (the "Company"), is a California limited liability company formed on September 24, 1998. The Company is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of NYSE Arca and the Securities Investor Protection Corporation ("SIPC"). The Company is subject to examination from the Financial Industry Regulatory Authority (FINRA) and the State of California.

/\s a registered Floor Broker, the Company acts in an agency only capacity conducting a commission business in equity derivatives execution. The Company does not commit capital or otherwise engage in proprietary trading activities. During the normal conduct of business the Company may engage in the following activities: order execution and reporting, representation of non-marketable limit orders, liquidity seeking function, supplying factual market information, match buy/sell orders, and maintain compliance with all applicable laws and regulations.

Vision Financial Markets LLC (the "Clearing Broker") provides clearing services to the Company.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts, which, at all times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Income taxes

No provision for federal or state income taxes has been made since the Company is treated as a pass through entity for income tax purposes and its income is allocated to the members for inclusion in the members' income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is 110 longer subject to examination by tax authorities for years before 2013.

1. General Information and Summary of Significant Accounting Policies (Continued)

Depreciation of fixed assets
Vehicle costing $155,220 is depreciated on a straight-line basis over five years. Depreciation recorded for the year is $17,739.

2. Cash in Bank

The Company maintains cash in two financial institutions. The accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2017, the Company's cash balance exceeded the FDIC insured limit by $5,181,253.

Consistent with industry practice, the Company's clearing broker, Vision Financial Markets LLC, is holding $143,861 as a deposit.

The Company had $2,044,758 deposited in a money market fund (MMF) that invests exclusively in treasury debt. The MMF invests 100% of its total assets in cash, Treasury Bill, Notes, and other obligation issued or guaranteed as to principal and interest by the US Treasury. The weighted average maturity of the money market investments is 49 days. The money market investments are not insured or guaranteed by FDIC or any other government agency. However the money is insured by the Securities Investor Protection Corp (SIPC) up to $500,000.

3. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule J5c3-l).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.8 to I at December 31, 2017. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to I.

At December 31, 2017, the Company had net capital as defined of $5,926,904, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

4. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities.

5. Subsequent Events

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date on which the financial statements were available to be issued.

STUDENT OPTIONS LLC
Notes to Financial Statements
December 31, 2017

Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2017

SCHEDULE I

Computation of Net Capital
Pursuant to Rule 15c3-l
December 31, 2017

Computation of Net Capital

Stockholder's Equity			$6,345,659
Non-Allowable Assets			
Receivables over 30 days	$256,583		
Fixed assets	107.175		
Total Non-Allowable Assets		$363,758	
Less haircut on Treasury Fund	$40,895		
Undue concentration	14,102		
Total haircut		$ 54,997	
Net Allowable Capital			$ 5,926,904

Computation of Net Capital Regnirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness		$3,419
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer		5,000
Net Capital Require1nent	$ 5,000	
Excess Net Capital		$5,921,904

Comuutation of Aggregate Indebtedness

Total Aggregate Indebtedness	$51,286
Percentage of Aggregate Indebtedness to Net Capital	.0.08 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS 1lA as of December 31, 2017	$5,926,904
Net Capital per Audit	$5,926,904
Reconciled Difference	

CROPPER
an accountancy corporation
C£f't(FIL) t'U:LL. A,:cuUNTANT:o;

office location
?700 Ygnacio Vtllfey Ho-ad, Sta 270
Walnut Crtiek, CA 94598
(925) 932·3660 !Cl

mailing address
2911 Ygnacio Vafley Rd, PMB 460
Walnut Oeek, GA 94598
(925) 476•9930 ehn

www,ct@pperacco1mttmcy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Members
Srudent Options, LLC
Alamo, California

We have pcrfonned the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Student Options, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American lnstitute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we perfo,med and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Patt Ill for the year ended December 3!, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31,2017 noting no differences;
3. Compared any adjustments reported in Form S!PC-7 with supporting schedules and working papers noting no dilTerences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any oveipayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instrnctions of the Fonn SIPC-7 for the year ended December 31, 2017. Accordingly, wc do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the infonnation and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

At=f cl "!

Walnut Creek, California
Fcbrua,y 27, 2018

SUPPLEMENTARY INFORMATION

SECURITIES INVESTOR PROTECTION CORPORATION
P.0. Box 92105 Washingmn, O.C. 20 0-11s;
102 371-8300
General Assessaenl Rtconclliatlon

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E. Interest computed on late payment (see instruction E! for _____ days of 20% per annum

F Total assessment balance and interes' due for overpayment carried forward; $ 24.77. 2C

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(2) Net loss from principal transactions in securities in trading accounts

(3) Net loss from principal transactions in commodities in trading accounts

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities

(6) ...:.i n s '!:n.t- w ... s ":. tr r'.,n;. :i';:s-:'l! ... s :.-3, t-;i:.. t-e 7'h;'.!¥ ... ;
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(7) Net loss from securities in investment accounts.

Total additions — -0-

2c. Deductions:

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(2) Revenues from commodity transactions.

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::e,:1.n:it1 ICU*t:eih,. — {(;1;1,-'/ =:

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net ...eh ! -jsacu111in ,m-/Ull":'Si,l a s

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e.:.ct•ir.:- J ol FCCU:! l:ff!J $, C(•dt :• 60) $___________

Enter the greater of line (i) or (ii)

Total deductions — 63,105

2d. SIPC Net Operating Revenues — $ 2,203,821

2e. General Assessment @ .0015 — $ 5,029.85

(to page 1, line 2.A.)

CROPPER
ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

2/0D Ygnaoo Valley Road, Ste no
Walnut Creek, CA 94596
(925) 932-3860 tel

2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Student Options, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17a-5, in which (I) Student Options, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Student Options, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2Xii) (exemption provisions) and (2) Student Options, LLC stated that Student Options, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Student Options, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Student Options, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 27, 2018

Student Options LLC
Member NYSE Arca
3138 ViaLarga
Alamo, CA 94507
SF Office (415) 954-1680
Alamo Office (925) 570-31 10

February 26, 2018

Cropper Accountancy Corporation
2977 Ygnacio Valley Road, Suite 230
Walnut Creek, California 94598

)IB: Exemption Statement Rule 15c3-3 (kl (2)(ii) for FYE December 31. 2017

Please be advised that Student Options, LLC has complied with Exemption Rule 15c3-} (k) (2) (ii), for the period of January 1, 2017 through December JI, 2017. Student Options, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Student Options, LLC's past business has been of similar nature and has complied to this exemption since its inception, September 24, 2008.

Ste,;en D. Student, the president of Student Opoons, LLC has made available to Edward Richardson all reoor-ds and information including 1111communications from regulatory ag=cie• received thmugh the date of this review December 31, *2011.*

Jill S. Student has been responsible for compliance with the exemption provision throughout the fisc11l year. Also, there were not any known events or other factors that might have affected Student Options LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (925) 570-31 l0.

Vecy truly yours,

Student Options LLC

.Student
President